Exhibit 19

LIBERATION INVESTMENTS, L.P.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

LIBERATION INVESTMENTS, LTD.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

November 11, 2005

The Board of Directors

Bally Total Fitness Holding Corporation

8700 West Bryn Mawr Avenue

Chicago, IL 60631

C/o: Marc D. Bassewitz, Esq.

Gentlemen:

As you know, Liberation Investments, L.P., Liberation Investments, Ltd. and their affiliates (collectively, the “Liberation Funds”) own approximately 12% of the outstanding common stock of Bally Total Fitness Holding Corporation (“Bally” or the “Company”), making the Liberation Funds Bally’s second largest shareholder.

We have read in recent press articles that the directors and management of Bally have been engaged in discussions with third parties concerning the possible sale of either the Company or a substantial minority stake in it. If the Board continues to pursue a transaction, it must do so only through a transparent auction process designed to maximize the consideration to be paid to the Company or its shareholders and ensure a level playing field to encourage the participation of all bidders, including those that might not be supportive of present management.

We urge you to take your fiduciary duties seriously and maximize value for Bally’s shareholders. We are convinced that the Company has a large pool of potential investors to draw upon and a failure to canvass this pool will almost certainly result in a failure to obtain the best price for the Company and its stockholders. We should alert you that we are prepared to take whatever action is necessary to safeguard the interests of shareholders, and, if necessary, will seek to hold directors personally liable for any losses that befall the Company or its shareholders as a result of the Board’s failure to use a transparent auction process to sell the Company or a minority stake in it.

We would much prefer, however, to engage in a constructive dialogue with the Board for the benefit of the Company and all of its shareholders. We anticipate your prompt response and look forward to opening such a dialogue with the Board on this matter.

Sincerely,

/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Chairman and Chief Executive Officer